UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of February, 2013

Commission File Number 001-35466

GasLog Ltd.
(Translation of registrant's name into English)

c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___________

The press release issued by GasLog Ltd. on February 8, 2013 relating to its new orders and charters is included as Exhibit 99.1 and is incorporated herein by reference.

The information on this Form 6-K, including any exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated February 8, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GASLOG LTD.,

Date February 8, 2013	By:	/s/ Paul A. Wogan
Name: Paul A. Wogan
Title: Chief Executive Officer